FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August, 2002

ALLIANCE ATLANTIS COMMUNICATIONS INC.
(Translation of registrant's name into English)

121 Bloor Street E., Suite 1500
Toronto, Ontario M4W 3M5
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.]

Form 20-F _____ Form 40-F __X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

EXHIBIT INDEX

EXHIBIT A


THE
BUSINESS
OF ENTERTAINMENT
First Quarter 2003
Report to
Shareholders

First Quarter Highlights

→ **EBITDA* (excluding Developing Channels operating losses) $36.9 million — up 22%**

→ **EBITDA* (including Developing Channels operating losses) $33.6 million — up 24%**

→ **Net Operating Earnings* $3.1 million vs. $0.2 million in prior year's period**

→ **Net Operating Earnings* per share $0.07 vs. $0.01 in prior year's period**

→ **Total Advertising Revenue up 46% compared to prior year's period**

→ **Retroactively adopted CICA Section 1650 — Foreign Currency Translation**

→ **Prospectively adopted CICA Section 3870 — Stock-Based Compensation**

→ **CEO and CFO certification of 2002 Annual Financial Statements filed with the SEC**

TORONTO, CANADA – August 27, 2002 – Alliance Atlantis Communications Inc. today announced financial and operating results for the first fiscal quarter ended June 30, 2002.

Operating earnings, which exclude investment gains, foreign exchange gains, unusual items and income taxes were $4.3 million — compared to an operating loss of $0.8 in the prior year's quarter. Net operating earnings of $3.1 million in the current year's quarter, representing operating earnings net of $1.2 million of taxes, increased by $2.9 million compared to the $0.02 recorded in the prior year's period. On a per share diluted basis, net operating earnings were $0.07 vs. $0.01 in the prior year's period.

Net earnings for the period were $9.7 million — compared to $14.2 million in the same period last year. Diluted earnings per share were $0.23 based on a weighted average 42.9 million shares outstanding compared to $0.42 based on a weighted average 34.0 million shares outstanding in the prior year's period.

"We are pleased with our results for the first quarter which traditionally is the smallest contributor to our full year's profitability," said Michael MacMillan, Chairman and Chief Executive Officer. "We have an ambitious business plan for fiscal 2003 and our first quarter results provide the positive first step to us achieving our full year targets. During the first quarter, each of our three operating groups — Broadcast, Motion Picture Distribution and Entertainment — made substantial contributions to our continued profitable growth while our structured filmed entertainment finance joint venture with Sentinel Hill made no earnings contribution in this year's quarter, due to the effect of tax rule changes we have discussed previously."

"In our Broadcast Group, which represents our key focus for growth, we continue to see increased ratings, and in turn, strong advertising sales," Mr. MacMillan said. "Our Operating Channels — Showcase, Life Network, History Television, HGTV Canada, Food Network Canada, Series + and Historia — showed continued strength. As well, our Developing Channels are making good progress in both subscriber and advertising achievements. Total advertising revenue was up 46% compared to the prior year's period."

Mr. MacMillan further stated that "the Motion Picture Distribution Group delivered good results despite a seasonally modest theatrical slate in both Canada and the UK during this quarter, and strong video/DVD releases including *The Others, I Am Sam, Serendipity* and *Kate and Leopold* in Canada and *Amelie* and *The 51st State (Formula 51)* in the UK."

The Entertainment Group is maintaining its keen focus on stronger gross margins, a lower cost structure, rising EBITDA margins and higher returns on a lesser amount of capital invested in the production business now and in the future. "The big story for our Entertainment Group continues to be *CSI: Crime Scene Investigation*, recently nominated for six Emmy Awards, including Best Drama Series, " noted Mr. MacMillan. "As we prepare for the new fall television season, we have committed timeslots on CBS for both *CSI* and the spin-off series *CSI: Miami*. Also, we have achieved a high degree of success in international sales for the original *CSI*, with a similarly high level of interest building in *CSI: Miami.*"

Three Months Ended June 30, 2002

In the first quarter, consolidated revenue was $170.2 million versus $184.3 million in the same period a year ago. This change in revenue is entirely as expected, as the planned reduction of higher cost, lower margin production is proceeding on course.

Consolidated gross profit for the quarter was $59.5 million — up 13% compared to the same quarter last year.

Consolidated EBITDA (excluding Developing Channels operating losses) for the first quarter was $36.9 million — up 22% compared to the same quarter last year. Consolidated EBITDA (including Developing Channels operating losses) was $33.6 million in the current year's quarter — up 24% after absorbing $3.3 million of Developing Channels operating losses during the quarter.

During the first quarter, the Company recorded no investment gains compared to $6.4 million of investment gains recorded in the prior year's quarter.

On April 1, 2002 the Company retroactively adopted the recommendations of the revised CICA Handbook Section 1650, Foreign Currency Translation and Accounting Guideline No. 13, Hedging Relationships. The impact of this adoption on the Company's statement of earnings is to record a pre-tax foreign exchange gain of $11.0 million in the current year's quarter and a pre-tax foreign exchange gain of $9.0 million in the prior year's quarter. Additionally, due to the required retroactive restatement, the Company has recorded a $10.2 million adjustment to opening retained earnings.

In April 2002, we announced a reorganization of our Broadcast Group whereby we reduced staffing levels by 37 fulltime positions. Employee severance and related professional fees amounted to $0.6 million and have been expensed in the first quarter as a component of unusual items on the consolidated statement of earnings.

In May 2002, the Company made a production financing non-fulfillment payment of $3.0 million to Serendipity Point Projects Inc. ("Serendipity") pursuant to the original terms and conditions of the production agreement dated July 18, 1998 between the Company and Serendipity. The maximum remaining non-fulfillment payments that may be paid if the Company chooses not to finance future proposed Serendipity motion picture projects is $3.4 million. This non-fulfillment payment has been expensed in the first quarter as a component of unusual items on the consolidated statement of earnings.

On April 1, 2002 the Company prospectively adopted the recommendations of the new CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. Commencing April 1, 2002, the Company began expensing all stock-based compensation and payments in accordance with the new guidelines. The impact on the current quarter's earnings was nominal.

Broadcast Group

In accordance with the Company's accounting policies, we have reclassified some of our channels this quarter. Operating Channels now include French-language channels Series+ and Historia as well as those previously in this category — Showcase, Life Network, History Television, HGTV Canada and Food Network Canada. Developing Channels now comprise the recently launched digital channels — Showcase Action, Showcase Diva, IFC — The Independent Film Channel Canada, Discovery Health Channel, BBC Canada, BBC Kids and National Geographic Channel.

In the first quarter, revenue from the Company's Operating Channels increased by 20% over the first quarter last year, from $32.4 million to $38.8 million, driven primarily by a 48% increase in advertising revenue compared to the previous years' period.

Revenue from the Company's Developing Channels was $4.2 million compared to $2.2 million in the prior year's quarter in which the digital channels were not yet included.

Gross profit for the Operating Channels increased by 26% to $22.6 million compared to $18.0 million in the prior year's quarter, maintaining a very healthy 58% gross margin. Gross profit for Developing Channels was $2.8 million this quarter compared to $0.7 million in the same quarter last year in which the digital channels were not yet included.

EBITDA for Operating Channels was $17.1 million compared to $13.9 million in the prior year's period, up 23%. As expected, Developing Channels, which now include only the Company's seven digital channels, posted an EBITDA loss of $3.3 million, compared to a corresponding $3.0 million loss in the first quarter of last year.

As a reflection of the Company's growth and ongoing initiatives in the broadcast sector, Alliance Atlantis is now classified under Standard and Poor's Broadcasting and Cable TV sub-index on The Toronto Stock Exchange (TSX).

Motion Picture Distribution Group

The Motion Picture Distribution Group continued to benefit from a satisfactory theatrical release slate in Canada, and exceptionally strong follow-on video/DVD demand and content sales to broadcasters, in both Canada and the UK.

Revenue for the first quarter was $72.9 million — up 8% compared to the prior year's period.

Gross profit for the current year's quarter was $18.0 million — up 13% compared to the same period last year.

The Motion Picture Distribution Group contributed $13.9 million to consolidated EBITDA in the first quarter — up 11% from the prior year's period.

Canadian theatrical releases during the quarter included *National Lampoon's Van Wilder, The Importance of Being Earnest*, as well as the critically acclaimed *Atanarjuat The Fast Runner*, the first Inuit-language feature film, which has grossed over $1 million at the Canadian box office.

Video/DVD titles released domestically during the first quarter included the Company's previous theatrical releases *The Others* — starring Nicole Kidman, *I Am Sam* — starring Sean Penn and Michelle Pfeiffer, *Serendipity* — starring John Cusack and Kate Beckinsale, and *Kate and Leopold* — starring Meg Ryan and Hugh Jackman.

Momentum Pictures in the UK released theatrically *Crossroads,* starring Britney Spears, and had strong performance from the video/DVD release of *Amélie*, the second most successful non-English language video title in the UK, along with *The 51st State (Formula 51)* — starring Samuel Jackson, *Get Over It* — starring Kirstin Dunst, and the UK's first DVD version of *Basic Instinct* starring Sharon Stone and Michael Douglas.

Subsequent to the end of the first quarter, we released *Austin Powers in Goldmember* — starring Mike Myers, which drew the highest opening weekend box office for a comedy of all time, and *Spy Kids 2* — starring Antonio Banderas. The Company expects continued strong performance from the balance of the current year's theatrical release slate, which includes *Lord of the Rings: The Two Towers, Gangs of New York* and *Chicago* — all slated for release in December 2002. Additionally, we expect strong performance from our previous theatrical releases in the video/DVD window during the balance of the year in both Canada and the UK.

At the same time, certain of the Company's feature films achieved significant critical and commercial success at the Cannes Film Festival in May with *Bowling for Columbine*, the Alliance Atlantis-produced documentary by Michael Moore, receiving a special jury prize as well as recording impressive international licencing agreements, including to United Artists in the United States and several major European and other international territories. Alliance Atlantis also successfully licenced the U.S. rights for Neil Jordan's *The Good Thief* to Fox Searchlight, and for *Owning Mahowny* to Sony Pictures Classics.

Entertainment Group

Revenue for the Entertainment Group in the first quarter was $54.0 million compared to $76.7 million recorded in the first quarter last year. This reduction in revenue is related to Alliance Atlantis' previously articulated strategy to significantly reduce the production of higher cost, lower margin prime time television hours; limit the number and size of in-house motion picture productions; reduce the amount of capital invested in both of these activities; and implement cost reductions. The revenue decline is directly related to the delivery of less hours and the profitability increase is due to the production and delivery of only high margin projects.

As a result of this strategy, the Entertainment Group's gross profit was $15.8 million — up 31% compared to the same period last year.

EBITDA for the Entertainment Group was $10.8 million — compared to $5.2 million in the prior year's period expanding the EBITDA margin to 20%. This improved EBITDA margin reflects, in part, the cost reductions put in place last January.

The Company continues to leverage the *CSI* franchise in the U.S. and internationally. The original *CSI: Crime Scene Investigation* continues to be the most watched drama on U.S. network television, and this fall will see the addition of a second window cable broadcast on TNN — The National Network. *CSI* is now licensed internationally in 167 markets, and is seeing strong ratings outside of North America. Alliance Atlantis expects to further capitalize on the *CSI* franchise both in the U.S. and through international sales with the upcoming *CSI: Miami,* which is already one of the most highly anticipated new fall shows on US network television, based on its top-rated pilot episode that aired during May 2002 sweeps week.

Outlook

As we look back on the achievements of the first quarter of fiscal 2003, we believe that the Company is on track in meeting its strategic objectives and our three principal Operating Groups will continue to perform as expected for the year as a whole.

The Broadcast Group is actively building the brand recognition of our seven new digital Developing Channels, which are performing as expected. Meanwhile, our Operating Channels are delivering strong results. Due to the diversity of our audience base, improving ratings and the advertising opportunities it accommodates, we're well positioned to generate strong advertising sales. We do not expect advertising sales to continue to grow at the 46% pace realized in the first quarter. We currently are comfortable with a 20% year over year growth rate in our Broadcast Group's total advertising revenue.

In Motion Picture Distribution, an exceptionally strong theatrical release slate in fiscal 2002 is expected to produce strong video/DVD and television sales this year, featuring hits like *The Lord of the Rings*, one of the highest grossing films in Canadian history. Our fiscal 2003 theatrical release slate is equally impressive including *Austin Powers in Goldmember, Spy Kids 2, Gangs of New York, Chicago and Lord of the Rings: The Two Towers*. Each of these titles will in turn reap substantial follow on video/DVD and television sales in due course.

The Entertainment Group moves forward into the next quarter poised to capitalize on the franchise success of *CSI: Crime Scene Investigation* with *CSI: Miami*, one of the most highly anticipated shows on US network television with a designated slot on the CBS fall schedule.

Going forward, we will remain focused on our mandates of reducing the capital we invest in our production businesses, improving overall return on invested capital, moving towards generating positive cash by 2004, continued debt reduction while continuing to grow our broadcast business. It is our belief that these efforts, combined with the strategies that govern our operations, will equip Alliance Atlantis to deliver solid results for our investors in the future.

Yours sincerely,

Michael MacMillan
Chairman and Chief Executive Officer
August 27, 2002

This report and attachments contain forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors detailed from time to time in the Company's periodic reports and registration statements filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Please refer to the attached Unaudited Consolidated Financial Statements, Notes, Supplemental Information and Interim Management Discussion and Analysis of Financial Condition and Results of Operations.

**EBITDA, operating earnings and net operating earnings are not measures recognized under Canadian or United States GAAP. The Company has defined EBITDA, calculated using figures determined in accordance with Canadian GAAP, as earnings (loss) before undernoted which are earnings before interest, income taxes, amortization, minority interest, equity losses in affiliates, investment gains, foreign exchange gains and unusual items. Operating earnings has been defined as earnings (loss) from operations before undernoted which are net earnings before investment gains, foreign exchange gains, unusual items and income taxes. Net operating earnings is defined as operating earnings, net of an applicable portion of income tax. While many in the financial community consider EBITDA, operating earnings and net operating earnings to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, earnings (loss) before undernoted, earnings (loss) from operations before undernoted, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached Unaudited Consolidated Financial Statements. In addition, our calculation of EBITDA, operating earnings and net operating earnings may be different than the calculation used by other companies and therefore comparability may be affected. A reconciliation of EBITDA, operating earnings and net operating earnings to net earnings, is included in the Company's Interim Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended June 30, 2002 and 2001.*

Shareholder and Investor Information

Stock Exchange Listings:
Toronto Stock Exchange – AAC.A, AAC.B
NASDAQ – AACB

Investor's Line:
(416) 966-7272

Webcast of Call:
A live audio internet webcast of Alliance Atlantis Communications' quarterly earnings conference call with analysts took place on August 27, 2002 at 11:00 a.m. ET. The call will be archived and available for replay on Alliance Atlantis' website.

Transfer Agent:
Computershare Trust Company of Canada
100 University Avenue
11th Floor
Toronto, Ontario
M5J 2Y1

E-mail Inquiries:
investor@allianceatlantis.com

Internet website:
www.allianceatlantis.com

Annual Meeting
Wednesday, September 25, 2002
10:00 AM ET
The Design Exchange
234 Bay Street
Toronto-Dominion Centre
Toronto, ON
Canada

Investor Contact:
W. Judson Martin
Executive Vice-President and Chief Financial Officer
Tel: (416) 967-1174

ALLIANCE ATLANTIS

Q1 – 2003

Consolidated Financial Statements and Supplemental Information

For the Three Months Ended
June 30, 2002 and June 30, 2001
(Unaudited)

11

Alliance Atlantis Communications Inc.
Management Report

The accompanying unaudited consolidated financial statements and supplemental information of Alliance Atlantis Communications Inc. are the responsibility of Management and have been approved by the Board of Directors. The unaudited consolidated financial statements and supplemental information have been prepared by Management in accordance with generally accepted accounting principles. The unaudited consolidated financial statements and supplemental information include some figures and assumptions based on Management's best estimates which have been derived with careful judgement.

In fulfilling its responsibilities, Management of the Company has developed and maintains a system of internal accounting controls. These controls ensure that the financial records are reliable for preparing the financial statements. The Board of Directors of the Company carries out its responsibility for the financial statements through its Audit Committee. The Audit Committee reviews the Company's unaudited consolidated financial statements and recommends their approval by the Board of Directors.

August 27, 2002

[signed]

W. JUDSON MARTIN
Executive Vice President
and Chief Financial Officer

[signed]

RITA A. MIDDLETON
Senior Vice President,
Corporate Finance

Alliance Atlantis Communications Inc.
Consolidated Balance Sheets
(unaudited)

(in millions of Canadian dollars)

	June 30, 2002	March 31, 2002	June 30, 2001
Assets			
Cash and cash equivalents	**2.4**	1.8	1.2
Accounts receivable	**339.3**	354.7	323.0
Loans receivable	**8.5**	10.0	35.0
Investment in film and television programs *(note 2)*:			
Broadcast Group	**135.0**	132.0	71.4
Motion Picture Distribution Group	**117.2**	123.7	122.3
Entertainment Group	**501.0**	462.3	407.2
Development costs	**33.1**	30.4	20.2
Property and equipment	**88.0**	91.0	72.2
Broadcast licences	**110.4**	110.4	74.5
Goodwill	**152.5**	152.5	161.0
Investments	**61.4**	63.8	70.5
Future income taxes	**126.3**	126.1	119.0
Other assets	**48.7**	49.9	49.2
	1,723.8	1,708.6	1,526.7
Liabilities			
Senior revolving credit facility *(note 3)*	**196.6**	97.9	195.8
Accounts payable and accrued liabilities	**376.5**	443.5	300.4
Income taxes payable	**37.4**	33.9	14.7
Deferred revenue	**27.5**	32.7	54.6
Term loans *(note 4)*	**26.1**	31.7	70.3
Senior subordinated notes *(note 5)*	**456.0**	477.0	456.0
Convertible debentures *(note 6)*	**–**	8.8	8.8
Minority interest	**18.7**	18.2	12.9
	1,138.8	1,143.7	1,113.5
Shareholders' Equity			
Share capital *(note 7)*	**714.0**	713.4	583.5
Deficit	**(122.0)**	(131.7)	(164.5)
Cumulative translation adjustments	**(7.0)**	(16.8)	(5.8)
	585.0	564.9	413.2
	1,723.8	1,708.6	1,526.7

The accompanying notes and supplemental information form an integral part of these unaudited financial statements.

Alliance Atlantis Communications Inc.
Consolidated Statements of Earnings
For the three months ended June 30,
(unaudited)

(in millions of Canadian dollars – except per share amounts)

	2002	2001
Revenue		
Broadcast Group – Operating Channels	**38.8**	32.4
Motion Picture Distribution Group	**72.9**	67.2
Entertainment Group	**54.0**	76.7
Other	**0.3**	5.8
	166.0	182.1
Broadcast Group – Developing Channels	**4.2**	2.2
	170.2	184.3
Direct operating expenses	**110.7**	131.7
Gross profit		
Broadcast Group – Operating Channels	**22.6**	18.0
Motion Picture Distribution Group	**18.0**	16.0
Entertainment Group	**15.8**	12.1
Other	**0.3**	5.8
	56.7	51.9
Broadcast Group – Developing Channels	**2.8**	0.7
	59.5	52.6
Operating expenses	**25.9**	25.4
Earnings (loss) before undernoted (EBITDA)		
Broadcast Group – Operating Channels	**17.1**	13.9
Motion Picture Distribution Group	**13.9**	12.5
Entertainment Group	**10.8**	5.2
Other	**(4.9)**	(1.4)
	36.9	30.2
Broadcast Group – Developing Channels	**(3.3)**	(3.0)
	33.6	27.2
Amortization, including development costs charges	**7.0**	6.2
Interest, including amortization of amounts previously capitalized *(note 8)*	**19.3**	19.9
Equity losses in affiliates	**2.3**	1.4
Minority interest	**0.7**	0.5
Earnings (loss) from operations before undernoted	**4.3**	(0.8)
Investment gains, net	**–**	(6.4)
Foreign exchange gains	**(11.0)**	(9.0)
Unusual items *(note 12)*	**3.6**	–
Earnings before income taxes	**11.7**	14.6
Provision for income taxes	**2.0**	0.4
Net earnings for the period	**9.7**	14.2
Earnings per Share		
Basic	**$0.23**	$0.42
Diluted	**$0.23**	$0.42
Weighted average Shares outstanding *(millions)*		
Basic	**42.7**	33.9
Diluted	**42.9**	34.0

The accompanying notes and supplemental information form an integral part of these unaudited financial statements.

Alliance Atlantis Communications Inc.
Consolidated Statements of Retained Earnings
For the three months ended June 30,
(unaudited)

(in millions of Canadian dollars)

	2002	2001
Retained earnings (deficit) – beginning of period as previously reported	**(121.5)**	85.1
Adjustment for adoption of new accounting pronouncements *(note 11 (b))*	**(10.2)**	(263.8)
Deficit – beginning of period, restated	**(131.7)**	(178.7)
Net earnings for the period	**9.7**	14.2
Deficit – end of period	**(122.0)**	(164.5)

The accompanying notes and supplemental information form an integral part of these unaudited financial statements.

Alliance Atlantis Communications Inc.
Consolidated Statements of Cash Flows
For the three months ended June 30,
(unaudited)

(in millions of Canadian dollars)

	2002	2001
Cash and cash equivalents provided by (used in)		
Operating activities		
Net earnings for the period	**9.7**	14.2
Amortization of film and television programs:		
Broadcast Group	**14.6**	13.6
Motion Picture Distribution Group	**30.3**	26.5
Entertainment Group	**29.6**	61.3
Development costs charges	**1.5**	1.9
Amortization of property and equipment	**4.5**	3.7
Amortization of other assets	**2.4**	1.8
Investment gains	**–**	(6.4)
Equity losses in affiliates	**2.3**	1.4
Minority interest	**0.7**	0.5
Future income taxes	**(0.2)**	(3.4)
Investment in film and television programs:		
Broadcast Group	**(17.6)**	(14.1)
Motion Picture Distribution Group	**(23.8)**	(61.6)
Entertainment Group	**(68.3)**	(103.1)
Development costs	**(4.2)**	(4.7)
Net changes in other non-cash balances related to operations	**(65.6)**	(12.9)
	(84.1)	(81.3)
Investing activities		
Loans receivable	**1.5**	–
Property and equipment	**(1.5)**	(8.1)
Business acquisitions *(note 9)*	**–**	(22.8)
Minority interest	**(0.2)**	–
Long term investments	**–**	(0.4)
	(0.2)	(31.3)
Financing activities		
Senior revolving credit facility	**98.7**	121.9
Term loans	**(5.6)**	(8.9)
Redemption of convertible debentures *(note 6)*	**(8.8)**	–
Issue of share capital	**0.6**	0.8
	84.9	113.8
Change in cash and cash equivalents	**0.6**	1.2
Cash and cash equivalents – beginning of period	**1.8**	–
Cash and cash equivalents– end of period	**2.4**	1.2

The accompanying notes and supplemental information form an integral part of these unaudited financial statements.

Alliance Atlantis Communications Inc. (the "Company") is a vertically integrated Canadian broadcaster, creator and international distributor of filmed entertainment content, with significant ownership, either wholly or in part, of eighteen complementary specialty television channels. The Company's principal business activities are carried out through three operating groups: the Broadcast Group, the Motion Picture Distribution Group and the Entertainment Group.

On January 9, 2002, the Company consolidated its existing television production and distribution activities with its in-house motion picture production and related distribution activities, into a new operating group called the Entertainment Group. All comparatives in the consolidated financial statements, notes to consolidated financial statements and supplemental information have been reclassified to reflect this change.

1. Significant accounting policies

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of Canadian Institute of Chartered Accountants (CICA) Handbook Section 1751, "Interim Financial Statements." Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted or condensed. These unaudited interim consolidated financial statements and supplemental information should be read in conjunction with the Company's audited consolidated financial statements as of and for the year ended March 31, 2002, as set out in the 2002 Annual Report.

In the opinion of management, the statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's consolidated financial statements for the year ended March 31, 2002 except for the accounting for stock based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees, foreign currency translation and hedging relationships (as discussed in the following paragraphs).

On April 1, 2002, the Company adopted the recommendations of the new CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", on a prospective basis. The standard establishes a new standard for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided to a company by both employees and non-employees. (See note 11 (a)).

On April 1, 2002, the Company adopted the recommendations of the revised CICA Handbook Section 1650, "Foreign Currency Translation", on a retroactive basis. The revisions eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. (See note 11 (b)).

On April 1, 2002, the Company adopted the recommendations of Accounting Guideline AcG-13, "Hedging Relationships". The new standard establishes criteria for identification and documentation of hedging relationships. (See note 11(c)).

2. Investment in film and television programs (net of accumulated amortization)

	Broadcast Group	Motion Picture Distribution Group	Entertainment Group
June 2002			
Theatrical Release			
Released, net of accumulated amortization	–	**104.6**	**66.6**
Completed and not released	–	**12.6**	**44.2**
Programs in progress	–	–	**18.6**
Non-Theatrical Film and Television Programs			
Released, net of accumulated amortization	–	–	**325.7**
Acquired Library, net of accumulated amortization	–	–	**20.3**
Programs in progress	–	–	**25.6**
Broadcast rights, net of accumulated amortization	**135.0**	–	–
	135.0	**117.2**	**501.0**

	Broadcast Group	Motion Picture Distribution Group	Entertainment Group
March 2002			
Theatrical Release			
Released, net of accumulated amortization	–	101.3	60.4
Completed and not released	–	22.4	31.0
Programs in progress	–	–	20.2
Non-Theatrical Film and Television Programs			
Released, net of accumulated amortization	–	–	308.8
Acquired Library, net of accumulated amortization	–	–	20.5
Programs in progress	–	–	21.4
Broadcast rights, net of accumulated amortization	132.0	–	–
	132.0	123.7	462.3

June 2001	Broadcast Group	Motion Picture Distribution Group	Entertainment Group
Theatrical Release			
Released, net of accumulated amortization	–	97.0	16.7
Completed and not released	–	25.3	11.1
Programs in progress	–	–	55.6
Non-Theatrical Film and Television Programs			
Released, net of accumulated amortization	–	–	267.3
Acquired Library, net of accumulated amortization	–	–	29.8
Programs in progress	–	–	26.7
Broadcast rights, net of accumulated amortization	71.4	–	–
	71.4	122.3	407.2

3. Senior revolving credit facility

	June 30, 2002	March 31, 2002	June 30, 2001
Senior revolving credit facility – authorized	**525.0**	525.0	525.0
– drawn	**196.6**	97.9	195.8

The senior revolving credit facility provides up to $500.0 in available committed credit bearing interest at rates ranging from the Bankers' Acceptance rate and LIBO rate plus 0.75% to plus 3.0%, and the Canadian prime rate and the U.S. base rate plus up to 1.75%. The facility is due in full in January 2006. In addition, a revolving swing line facility, due on demand, provides up to $25.0 in borrowings bearing interest at rates noted above.

Substantially all of the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the senior revolving credit facility.

As at June 30, 2002, the Company had unused credit facilities aggregating $328.4 (March 2002 – 427.1; June 30, 2001 – $329.2) excluding the outstanding letters of credit of $39.0 (March 2002 – $65.4; June 2001 – $75.1).

The availability of the senior revolving credit facility is subject to the Company maintaining interest and consolidated indebtedness coverage ratios.

4. Term loans

	June 30, 2002	March 31, 2002	June 30, 2001
Limited-recourse term loans, bearing interest at rates between the commercial prime rate plus 0.75% to plus 0.88%	**5.1**	7.4	24.7
Mortgages payable, collateralized by certain property, bearing interest at 7.13%, 9.99% and the commercial prime rates plus 3%, and repayable over terms extending to October 15, 2005	**2.8**	2.9	3.6
Industry and other term loans which are unsecured and have no fixed terms of repayment, bearing interest at various rates	**13.3**	15.9	35.0
Obligations under capital lease	**4.9**	5.5	7.0
	26.1	31.7	70.3

The availability of the limited-recourse term loans is subject to the Company maintaining asset, interest and indebtedness coverage ratios related to one of its subsidiaries.

Required principal repayments are as follows:

2004	14.8
2005	10.1
2006	1.2
2007	–
2008	–
Due subsequent	–
	26.1

5. Senior subordinated notes

On November 15, 1999, the Company issued US$150.0 senior subordinated notes bearing interest at 13% per year and maturing on December 15, 2009. Interest is payable semi-annually on June 15 and December 15. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100% of the principal amount after December 15, 2007, plus accrued and unpaid interest. The Company may be required to redeem the notes at up to 101% of the principal plus accrued interest in the event of a change in control. In addition, up to 35% of the notes are subject to redemption, at the Company's option, prior to December 15, 2002, in the event that the Company issues Common Shares. The notes are subordinated to all indebtedness of the Company and all debt and liabilities of the Company's subsidiaries, including trade payables. The Company received proceeds of $210.9, net of $8.6 of expenses which were included in deferred charges.

On June 13, 2000 and January 25, 2001, the Company issued an additional US$55.0 and US$95.0 senior subordinated notes, respectively. The US$95.0 issuance was issued at a 1% discount. The notes carry the same terms and conditions as the senior subordinated notes issued on November 15, 1999. The Company received total proceeds of $212.6 from these transactions net of $10.1 of expenses and discount which were included in deferred charges.

6. Convertible debentures

In April 2002, the convertible debentures matured and were settled with a cash payment of $8.8 plus accrued interest.

7. Share capital

As at June 30, 2002, the issued share capital is as follows:

	June 30, 2002	**March 31, 2002**	**June 30, 2001**
Class A Voting Shares — 3,775,752 (2001 – 3,806,452)	**53.2**	52.7	53.1
Class B Non-Voting Shares — 38,922,591 (2001 – 30,647,821)	**660.8**	660.7	528.8
Class C Special-Voting Shares — nil (2001 –2,965)	–	–	1.6
	714.0	713.4	583.5

The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares are convertible at any time at the holder's option into one fully paid and non-assessable, Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances. The Class C Special Voting Shares were convertible at any time, and automatically on September 21, 2001 into 20 fully paid and non-assessable Class B Non-Voting Shares.

During the period July 1, 2001 to June 30, 2002, 31,600 Class A Voting Shares were converted into 31,600 Class B Non-Voting Shares. In addition, 900 Class A Voting Shares and 183,876 Class B Non-Voting Shares were issued under the Company's employee stock option plans, employee share purchase plan and Director's and Officer's alternate compensation plan.

In August 2001, 8,000,000 Class B Non-Voting shares were issued pursuant to a public offering for proceeds of $128.6, net of $9.8 in issue costs.

On September 21, 2001, each of the Class C Special Voting Shares was converted into 20 fully paid and non-assessable Class B Non-Voting Shares.

As at August 23, 2002, there were 3,775,752 Class A Voting Shares and 38,923,056 Class B Non-Voting Shares issued and outstanding.

8. Interest, including amortization of interest previously capitalized

	Three months ended June 30,	
	2002	**2001**
Senior revolving credit facility	**2.8**	4.4
Term loans	**1.5**	1.5
Senior subordinated notes	**14.9**	14.8
Convertible debentures	**–**	0.1
Interest income	**(0.1)**	(0.3)
Interest capitalized during the period	**(2.5)**	(5.5)
Amortization of interest previously capitalized	**1.3**	3.7
	17.9	18.7
Amortization of deferred financing costs	**1.4**	1.2
	19.3	19.9

The weighted average interest rate for the three months ended June 30, 2002 was 10.9% (2001 – 12.2%).

9. Business acquisitions

During the quarter ended June 30, 2001, the following acquisition was completed:

In April 2001, the Company purchased 100% of the issued and outstanding shares of Salter Street Films Limited (Salter Street), a Nova Scotia based entertainment company that develops, produces and distributes original film and television programming as well as Internet products and services. Total consideration of $85.3 was in the form of 2,684,622 Class B Non-Voting Shares, 355,714 of Class B Non-Voting stock options (converted from 663,050 unexercised Salter Street options), and $23.4 in cash, including $3.0 in cash expenses and net of $4.1 in cash acquired. The acquisition has been accounted for under the purchase method and the results of operations have been included in the consolidated statement of earnings from the date of acquisition. As at June 30, 2001, the Company had not yet obtained approval from the CRTC for The Independent Film Channel Canada broadcast licence. As a result, at that time, the value related to the broadcast licence was allocated to goodwill. By March 31, 2002, the Company received approval from the CRTC and reallocated $11.0 from goodwill to broadcast licences.

The purchase consideration was allocated as follows:

	Salter Street
Cash and cash equivalents	4.1
Accounts receivable	30.8
Investment in film and television programs	15.2
Property and equipment	4.9
Goodwill	61.6
Broadcast licences	11.0
Future income taxes	3.0
Other assets	2.4
	133.0
Liabilities assumed	47.7
Net assets acquired	85.3

10. Segmented information

The Company's principal business activities are conducted through three reportable segments: Broadcast, Motion Picture Distribution and Entertainment. The Broadcast Group consists of the Company's specialty television channels which include lifestyle, drama and documentary programming. The Motion Picture Distribution Group includes the acquisition, distribution and financing of motion pictures. The Entertainment Group is involved in the development, production, acquisition and distribution of in-house motion pictures, prime time television drama, children's and documentary programming. Other activities are primarily comprised of the structured filmed entertainment financing business and corporate functions.

Management focuses on and measures the results of operations based on the Earnings before undernoted, as presented on the Company's consolidated statements of earnings, provided by each business segment. As the results of operations by segment are presented on the Consolidated Statements of Earnings, the information is not repeated in this note. As shown on the Consolidated Statements of Earnings, the Company's revenue, gross profit and earnings before undernoted related to the Broadcast Group are reported with a distinction between the Company's operating channels and developing channels. The Company's specialty television channels are transferred from developing channels status to operating channels status at the earliest of (a) two years from the date of launch of the service, (b) when management's predetermined subscriber level has been attained, or (c) the net earnings break-even point for the new business has been attained. Management has not presented the Broadcast Group's total assets or additions to property and equipment and goodwill using the same distinction as many of these assets are commonly used by both sets of channels. As a result, the following table shows these amounts for the Broadcast Group as a whole.

Information on the reportable operating segments is as follows:

	Broadcast Group	Motion Picture Distribution Group	Entertainment Group	Other	Total
Three months ended June 30,					
2002					
Goodwill	**40.9**	**2.0**	**109.6**	**–**	**152.5**
Total assets	**377.8**	**237.9**	**982.8**	**125.3**	**1,723.8**
Additions to property and equipment	**0.3**	**0.1**	**0.4**	**0.7**	**1.5**
Additions to goodwill	**–**	**–**	**–**	**–**	**–**
2001					
Goodwill	1.1	–	107.1	52.8	161.0
Total assets	189.1	278.7	846.4	212.5	1,526.7
Additions to property and equipment	4.6	0.5	1.0	2.0	8.1
Additions to goodwill	–	–	17.2	52.8	70.0

As at June 30, 2001, the purchase price allocation for the Salter Street Films Ltd. acquisition had not yet been finalized. Also, the Company had not yet obtained approval from the CRTC for The Independent Film Channel Canada broadcast licence. As a result, at that time, the value related to the broadcast licence was allocated to goodwill. By March 31, 2002, the Company received approval from the CRTC and reallocated $11.0 from goodwill to broadcast licences.

Geographic information, based on customer location, is as follows:

	Three months ended June 30,	
Revenue	**2002**	**2001**
Canadian	**108.7**	104.7
U.S.	**18.4**	37.5
Other Foreign	**43.1**	42.1
	170.2	184.3

All of the Company's broadcast licenses and goodwill, and the majority of the Company's property and equipment, are in Canada.

11. New accounting standards

a) On April 1, 2002, the Company adopted the recommendations of the new CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", on a prospective basis. The new standard requires that, for all stock-based payments to non-employees and to employees where the stock-based awards call for settlement in cash or other assets, including stock appreciation rights, a compensation expense be recognized in the statement of earnings, determined using a fair value based method of accounting. There is no impact on the Company's net earnings or earnings per share for the three months ended June 30, 2002 as a result of the adoption of this new standard. The Company was previously in compliance with this new standard as the compensation costs associated with such payments and awards were expensed in the statement of earnings.

Additionally, for stock options granted to its employees, the new standard does not require the Company to recognize a compensation expense if the Company chooses the disclosure-only method of adoption. Consideration paid by employees on the exercise of stock options is recorded as an increase in the Company's cash and share capital accounts.

The Company has, however, chosen to record compensation expense related to the grant of stock options to its employees. For the three months ended June 30, 2002 the expense related to grant of stock options to its employees had an immaterial impact on net earnings, and on basic and diluted earnings per share.

The fair value of each employee stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for employee stock options granted during the three months ended June 30, 2002: expected dividend yield of 0.0%, expected volatility of 50%, risk-free interest rate of 4.6% and expected life of 5.0 years. As the provisions of the Section have not been applied to stock options granted to employees prior to April 1, 2002, the resulting compensation expense may not be representative of future amounts since the estimated fair value of these employee stock options on the date of grant is measured over the vesting period and additional options may be granted in future years.

The Company has Employee Stock Option Plans that provide for the issuance of up to 17,312 Class A Voting Shares and 4,792,658 Class B Non-Voting Shares. These options generally vest in equal annual amounts over four or five years. No options are exercisable for periods of more than ten years after date of grant. Options granted under the plans may not have an option price less than the closing market price of the Class B Non-Voting Shares on the last trading date preceding the date of the grant. Stock option activity for the three months ended June 30, 2002 is as follows:

	Number of Shares			Weighted average exercise price
	Voting	Non-Voting	Total	
Outstanding at March 31, 2002	18,712	2,833,841	2,852,553	21.27
Granted	–	26,000	26,000	19.31
Exercised	(700)	(71,078)	(71,778)	13.93
Forfeited	–	(17,500)	(17,500)	20.66
Cancelled	–	–	–	–
Outstanding at June 30, 2002	18,012	2,771,263	2,789,275	21.44
Exercisable at June 30, 2002	18,012	1,698,038	1,716,050	23.13

At June 30, 2002, 2,789,275 options were outstanding with exercise prices ranging from $5.16 to $32.00 and with a weighted average remaining contractual life of 6.47 years. The options are distributed by exercise price as follows:

Range of exercise prices	Number of options	Weighted average contractual life	Weighted average exercise price
$5.16 to 12.00	86,319	5.49	9.98
$12.01 to 18.00	688,306	7.98	15.30
$18.01 to 27.00	1,856,400	6.27	23.54
$27.01 to 32.00	158,250	2.78	29.80

Range of exercise prices	Number of exercisable options	Weighted average exercise price
$5.16 to 12.00	86,319	9.98
$12.01 to 18.00	214,691	15.16
$18.01 to 27.00	1,256,790	24.55
$27.01 to 32.00	158,250	29.80

b) On April 1, 2002, the Company retroactively adopted the recommendations of the revised CICA Handbook Section 1650, "Foreign Currency Translation." The revisions eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. At March 31, 2002 the Company had $12.0 of unamortized foreign exchange losses related to the revaluation of U.S. denominated senior subordinated notes. Accordingly, other assets have been reduced by $12.0, opening retained earnings reduced by $10.2 and future income taxes have increased by $1.8. The impact of the adoption of this new standard on net earnings for the three months ended June 30, 2002 was $8.8, net of income taxes of $2.2.

At March 31, 2001 the Company had $11.7 of unamortized foreign exchange losses related to the revaluation of U.S. denominated senior subordinated notes. Accordingly, other assets for the quarter ended June 30, 2001 have been reduced by $11.7, opening retained earnings reduced by $9.9 and future income taxes have increased by $1.8. The impact of the adoption of this new standard on net earnings for the three months ended June 30, 2001 was $7.6, net of income taxes of $1.4.

c) On April 1, 2002, the Company adopted the recommendations of Accounting Guideline AcG-13, "Hedging Relationships". The new standard establishes criteria for identification and documentation of hedging relationships. There was no impact on net earnings, basic earnings per share and diluted earnings per share as a result of the adoption of the new standard.

12. Unusual items

	Three months ended June 30,	
	2002	**2001**
Restructuring charges	**0.6**	–
Production financing non-fulfillment payment	**3.0**	–
	3.6	–

In April 2002, the Company reduced its staffing levels in the Broadcast Group. The Company incurred $0.6 in restructuring charges including cash expenses for employee severance and professional fees related to the elimination of 37 positions.

In May 2002, the Company made a production financing non-fulfillment payment of $3.0 to Serendipity Point Projects Inc. ("Serendipity") pursuant to the terms of the production agreement dated July 18, 1998 between the Company and Serendipity.

13. Seasonality

Our financial position and results of operations for any period are significantly dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. Consequently, our financial position and results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. A large percentage of a television program's revenue is recognized when the programming is delivered pursuant to a non-cancellable agreement, provided the license period has commenced. Minimum guaranteed revenue from motion picture license agreements are typically recognized when the license period begins and the motion picture is delivered. Revenue from subsequent licensing of delivered programming, including rerun strip syndication (i.e., sales of previously-aired episodes licensed for broadcast in a five-day-a-week format) are recognized on the commencement of the license agreement and delivery of the television program or motion picture.

Although industry practices are changing, due, in part, to increased competition from new channels, broadcasters make most of their annual programming commitments between February and June so that new television programs are ready for telecast at the start of the broadcast season in September or as mid-season replacements in January. Because of this annual production cycle, our television revenue is not earned on an even basis throughout the year. In particular, television revenue is generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period and higher in the first, third and, particularly the fourth calendar quarter. Also, our debt generally increases substantially between our fiscal year end on March 31st and the end of our first quarter on June 30th as we finance productions to be delivered later in the year. In addition, the delivery schedules of motion pictures are difficult to predict and not consistent from year to year. Consequently, our motion picture production revenue fluctuates from period to period.

14. Comparative amounts

Certain amounts presented in the prior period have been reclassified to conform to the presentation adopted in the current year.

The financial statements for the quarter ended June 30, 2001 have been restated to reflect the retroactive adoption of Statement of Position 00-2 "Accounting by Producers or Distributors of Films" ("SOP 00-2") and the retroactive adoption of CICA Handbook Section 1650 "Foreign Currency Translation".

ALLIANCE ATLANTIS

Q1 – 2003

Supplemental Information

For the Three Months Ended
June 30, 2002 and June 30, 2001
(unaudited)

Supplemental Information

Library Revenue

	Three months ended June 30, 2002	Three months ended June 30, 2001
Motion Picture Distribution Group	**57.7**	43.0
Entertainment Group	**6.3**	5.8
	64.0	48.8

Production Deliveries

	Three months ended June 30, 2002	Three months ended June 30, 2001
Motion Pictures:	**1.0**	–
Television hours:		
Series	**5.0**	22.0
Movies	–	2.0
AAC Kids	**4.0**	–
AAC Comedy	**8.0**	1.0
	17.0	25.0
AAC Fact	**13.5**	9.5

Broadcast Group Revenue*

	Three months ended June 30, 2002	Three months ended June 30, 2001
Operating Channels		
Subscriber	**19.5**	18.9
Advertising and other	**19.3**	13.5
	38.8	32.4
Developing Channels		
Subscriber	**3.4**	0.6
Advertising and other	**0.8**	1.6
	4.2	2.2
Total Broadcast Group	**43.0**	34.6

*The Company's 50% owned French-language channels, Series+ and Historia, were transferred from Developing Channels status to Operating Channels status on April 1, 2002.

Alliance Atlantis Communications Inc.
Supplemental Information
June 30, 2002
(unaudited)

Broadcast Group Subscribers (millions)	June 30, 2002	March 31, 2002	December 31, 2001	September 30, 2001
Showcase Television (100%)	**5.6**	5.7	5.7	5.7
Life Network (100%)	**5.7**	5.8	5.8	5.7
HGTV Canada (67%)	**4.8**	4.8	4.7	4.6
History Television (100%) ***	**5.0**	5.1	5.0	4.9
The Food Network (51%)	**3.9**	3.9	3.8	3.7
Series+ (50%)	**0.9**	0.9	0.8	0.8
Historia (50%)	**0.9**	0.9	0.8	0.8
Showcase Action (100%)*	**0.7**	0.6	–	–
Showcase Diva (100%)*	**0.5**	0.4	–	–
The Independent Film Channel Canada (95%)*	**0.5**	0.4	–	–
Discovery Health Channel (65%)* †	**0.4**	0.4	–	–
BBC Canada (50%)*	**0.4**	0.4	–	–
BBC Kids (50%)**	**0.2**	0.1	–	–
National Geographic Channel (50%)*	**0.4**	0.4	–	–
	29.9	29.8	26.6	26.2

* Networks launched in September 2001 and remained in preview period until January 2002.

** Network launched in November 2001 and remained in preview period until January 2002.

*** On January 7, 2002, the Company's ownership interest increased to 100%.

† During fiscal 2002, the Company's ownership interest was reduced from 100% to 65%.

Alliance Atlantis Communications Inc.

Supplemental Information

June 30, 2002

(unaudited)

Entertainment Group — Deliveries (hours)

	Production Name	Q1	Forecast Fiscal 2003
Television Series	11th Hour	–	13.0
	Cold Squad V	–	13.0
	CSI Vegas II	5.0	5.0
	CSI Vegas III	–	18.0
	CSI Miami I	–	18.0
	Blue Murder III	–	13.0
	DaVinci's Inquest V	–	13.0
	Total Television Series	**5.0**	**93.0**
Television Movies	No Night is Too Long	–	2.0
	Mary Kay	–	2.0
	Hitler	–	4.0
	Riverworld	–	2.0
	Scrooge	–	2.0
	The Man who Saved Christmas	–	2.0
	Total Television Movies	–	**14.0**
AAC Kids	Ace Lightning	2.5	9.0
	Henry's World	1.5	3.0
	Poko	–	8.0
	Total AAC Kids	**4.0**	**20.0**
AAC Comedy	This Hour has 22 Minutes IX	2.0	2.0
	This Hour has 22 Minutes X	–	10.0
	This Hour has 22 Minutes New Years Eve Special	–	1.0
	Made in Canada V	–	8.5
	By the Book	6.0	6.0
	What Rhymes with Canuck	–	1.0
	Total AAC Comedy	**8.0**	**28.5**
	Total Television Slate	**17.0**	**155.5**
	% of Current Year Slate	**11%**	**100%**
	Cumulative % of Current Year Slate	**11%**	**100%**

Alliance Atlantis Communications Inc.
Supplemental Information
June 30, 2002
(unaudited)

Entertainment Group – Deliveries (hours)

	Production Name	Q1	Forecast Fiscal 2003
AAC Fact	Various Titles	13.5	120.0
	Total AAC Fact Slate	**13.5**	**120.0**
	% of Current Year Slate	**11%**	**100%**
	Cumulative % of Current Year Slate	**11%**	**100%**

Entertainment Group – Deliveries (Number of Films)

Motion Pictures	Production Name	Q1	Forecast Fiscal 2003
	Bowling for Columbine	–	1.0
	The Good Thief	1.0	1.0
	T.B.A.	–	1.0
	Total Motion Picture Slate	**1.0**	**3.0**

ALLIANCE ATLANTIS

Q1 – 2003

Interim Management Discussion and Analysis

of Financial Condition and Results of Operations

For the Three Months Ended

June 30, 2002 and June 30, 2001

(Unaudited)

Alliance Atlantis Communications Inc.

Interim Management Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended June 30, 2002 and 2001

(unaudited)

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and notes therein included in the unaudited consolidated financial statements of Alliance Atlantis Communications Inc. ("Alliance Atlantis" or the "Company") for the three months ended June 30, 2002 and 2001.

We are a vertically integrated Canadian broadcaster, creator and international distributor of filmed entertainment content. We have significant ownership, either wholly or in part, in 18 complementary specialty cable television channels.

Overview

The Company's principal business activities are carried out through three operating groups: the Broadcast Group, the Motion Picture Distribution Group and the Entertainment Group. In January 2002, the Company consolidated its existing television production and distribution activities with its in-house motion picture production and related distribution activities, into a new operating group called the Entertainment Group. Prior period's comparatives have been adjusted to reflect this change.

The following table presents an unaudited consolidated summary of our operating results on a quarterly basis for the last twelve months ended June 30, 2002 and 2001 (in millions of Canadian dollars):

	Quarter Ended				Quarter Ended			
	Jun 30 2002	**Mar 31 2002**	**Dec 31 2001**	**Sep 30 2001[1]**	Jun 30 2001[1]	Mar 31 2001	Dec 31 2000	Sep 30 2000
Revenue	**170.2**	**256.7**	**297.4**	**221.5**	184.3	259.2	247.3	194.0
Gross profit [2]	**59.5**	**78.9**	**82.4**	**62.4**	52.6	67.9	67.0	54.7
EBITDA [2]	**33.6**	**44.5**	**52.8**	**35.2**	27.2	40.3	43.1	32.4
Earnings (loss) from operations before undernoted[2]	**4.3**	**15.9**	**25.2**	**9.0**	(0.8)	9.1	21.8	11.5
Net earnings (loss)[3]	**9.7**	**13.1**	**20.8**	**(1.1)**	14.2	(1.7)	15.8	9.6

[1]On October 1, 2001, the Company retroactively adopted Statement of Position 00-2 "Accounting by Producers or Distributors of Films" ("SOP 00-2") effective as of April 1, 2001. Results for the quarter ended June 30, 2001 and for the quarter ended September 30, 2001 have been restated to reflect the effect of this change in accounting policy.

[2]EBITDA is defined as earnings before interest, income taxes, amortization, minority interest, equity losses in affiliates, investment gains and unusual items. Gross profit is defined as revenue less direct operating expenses. Earnings (loss) from operations before undernoted is defined as earnings (loss) before foreign exchanges gains (losses), investment gains, unusual items and income taxes. EBITDA, gross profit and earnings (loss) from operations before undernoted are measures used by the Company to measure its operating performance, including its ability to generate cash flow. EBITDA and Gross profit and related measures may or may not be consistent with the calculation of similar measures for other companies, and should not be viewed as alternatives to net earnings or other measures of performance calculated in accordance with Canadian generally accepted accounting principles.

[3]On April 1, 2002, the Company retroactively adopted the recommendations of the revised CICA Handbook Section 1650, "Foreign Currency Translation" and adopted Accounting Guideline No. 13 "Hedging Relationships". Results for the prior quarters have been restated to reflect the effect of this change in accounting policy.

We, and our consolidated subsidiaries earn revenue from various sources, the most significant of which are described below.

Our **Broadcast Group** revenue is earned from fees paid to us by cable, Direct To Home ("DTH") and other broadband systems operators based on fees paid to them by subscribers to our specialty cable channels, as well as directly from advertisers who purchase advertising on our specialty cable channels. Additionally, other Broadcast Group revenues are generated from the rental of facilities, government tax credits and licence fees earned on the distribution of certain programming.

Our **Motion Picture Distribution Group** generates revenue from the theatrical distribution of motion pictures, the licencing of rights to broadcasters, the sale of videocassettes (videos) and DVDs, the arrangement of structured financing, the exhibition of motion pictures through our chain of cinemas and government assistance for distribution activities.

We derive motion picture distribution revenue from licence fees earned on theatrical and television distribution. Licence fees from theatrical distribution are earned from theatre owners who exhibit films distributed by us in their theatres for a percentage of box office revenue.

Our wholly owned structured financing business, Equicap Financial Corporation, provides high yield loans to independent film and television producers. We derive revenue from interest on the loans and arrangement fees. The Company continues to wind down this business.

Our **Entertainment Group** generates revenue from the production and distribution of television programming and feature films, domestically and internationally. We generate revenue by licencing both internally produced television programming and feature films as well as acquired content to broadcasters and buyers worldwide. Government assistance with respect to production activity is provided in the form of government grants and tax credits. There are several sources of funds available for the financing of our production and distribution activities, including financing from equity investors, non-equity funding, broadcast licence fees and government assistance. Equity investors can be co-producers, broadcasters and also government organizations, such as Telefilm and La Société de Dévelopement des Enterprises Culturelles (SODEC). Non-equity funding primarily comes through the Canadian Television Fund (the Licence Fee Program) that tops up Canadian broadcast licence fees for the respective Canadian broadcasters.

Revenue classified under **Other** is derived primarily from Sentinel Hill Alliance Atlantis Equicap Limited Partnership ("SHAAELP"), in which one of our subsidiaries has a 30% limited partnership interest. SHAAELP originates and sells structured financing products related to the film and television industries by packaging items related to production services into limited partnerships and selling them to Canadian investors to encourage production in Canada. SHAAELP receives fees for selling these limited partnerships.

Results of Operations

The following table presents a consolidated summary of the Company's operating groups for the three months ended June 30, 2002 and 2001 (in millions of Canadian dollars):

	Jun 30, 2002	%[1]	June 30, 2001	%[1]	% Increase (decrease) 2002 over 2001
Revenue					
Broadcast Group – Operating Channels	**38.8**	**22.8**	32.4	17.6	19.8
Motion Picture Distribution Group	**72.9**	**42.8**	67.2	36.5	8.5
Entertainment Group	**54.0**	**31.7**	76.7	41.6	(29.6)
Other	**0.3**	**0.2**	5.8	3.1	(94.8)
	166.0	**97.5**	182.1	98.8	(8.8)
Broadcast Group – Developing Channels	**4.2**	**2.5**	2.2	1.2	90.9
	170.2	**100.0**	184.3	100.0	(7.7)
Direct operating expenses					
Broadcast Group – Operating Channels	**16.2**	**41.8**	14.4	44.4	12.5
Motion Picture Distribution Group	**54.9**	**75.3**	51.2	76.2	7.2
Entertainment Group	**38.2**	**70.7**	64.6	84.2	(40.9)
Other	**-**	**-**	-	-	-
	109.3	**65.8**	130.2	71.5	(16.1)
Broadcast Group – Developing Channels	**1.4**	**33.3**	1.5	68.2	(6.7)
	110.7	**65.0**	131.7	71.5	(15.9)
Gross profit [2]					
Broadcast Group – Operating Channels	**22.6**	**58.2**	18.0	55.6	25.6
Motion Picture Distribution Group	**18.0**	**24.7**	16.0	23.8	12.5
Entertainment Group	**15.8**	**29.3**	12.1	15.8	30.6
Other	**0.3**	**100.0**	5.8	100.0	(94.8)
	56.7	**34.2**	51.9	28.5	9.2
Broadcast Group – Developing Channels	**2.8**	**66.7**	0.7	31.8	300.0
	59.5	**35.0**	52.6	28.5	13.1
Operating Expenses	**25.9**	**15.2**	25.4	13.8	2.0
Earnings (loss) before undernoted (EBITDA[2])					
Broadcast Group – Operating Channels	**17.1**	**44.1**	13.9	42.9	23.0
Motion Picture Distribution Group	**13.9**	**19.1**	12.5	18.6	11.2
Entertainment Group	**10.8**	**20.0**	5.2	6.8	107.7
Other	**(4.9)**	**(1633.3)**	(1.4)	(24.1)	(250.0)
	36.9	**22.2**	30.2	16.6	22.2
Broadcast Group – Developing Channels	**(3.3)**	**(78.6)**	(3.0)	(136.4)	(10.0)
	33.6	**19.7**	27.2	14.8	23.5
Earnings (loss) from operations before undernoted (Operating Earnings (loss) [2])	**4.3**	**2.5**	(0.8)	0.4	637.5
Net earnings (loss) from operations before undernoted (Net operating earnings (loss)[2])	**3.1**	**1.8**	0.2	0.1	1,450.0
Net earnings	**9.7**	**5.7**	14.2	7.7	(31.7)

[1] The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings (loss) from operations before undernoted, net earnings (loss) from operations before undernoted and net earnings, and percentage of group revenue for direct operating expenses, gross profit, and EBITDA.

[2] EBITDA is defined as earnings before interest, income taxes, amortization, minority interest, equity losses in affiliates, investment gains and unusual items. Gross profit is defined as revenue less direct operating expenses. Earnings (loss) from operations before undernoted (operating earnings) is defined as earnings (loss) before foreign exchanges gains (losses), investment gains, unusual items and income taxes. Net earnings (loss) from operations before undernoted (net operating earnings (loss)) is defined as operating earnings (loss) after an applicable portion of income tax. EBITDA, gross profit, operating earnings (loss) and net operating earnings (loss) are measures used by the Company to measure its operating performance, including its ability to generate cash flow. EBITDA, gross profit, operating earnings (loss) and net operating earnings (loss) and related measures may or may not be consistent with the calculation of similar measures for other companies, and should not be viewed as alternatives to net earnings or other measures of performance calculated in accordance with Canadian generally accepted accounting principles.

The following table presents a reconciliation of net earnings, as reported, to EBITDA, gross profit, operating earnings (loss) and net operating earnings (loss) for the three months ended June 30, 2002 and 2001 (in millions of Canadian dollars):

	2002	2001
Net earnings for the period, as reported	**9.7**	14.2
Less:		
Investment gains, net	**-**	(6.4)
Foreign exchange gains	**(11.0)**	(9.0)
Add:		
Unusual items	**3.6**	-
Provision for income taxes	**2.0**	0.4
Earnings (loss) from operations before undernoted (Operating earnings (loss)[1])	**4.3**	(0.8)
Add:		
Equity losses in affiliates	**2.3**	1.4
Amortization, including development charges	**7.0**	6.2
Interest, including amortization of interest previously capitalized	**19.3**	19.9
Minority interest	**0.7**	0.5
Earnings before undernoted (EBITDA[2]) (Including Developing Channels EBITDA losses)	**33.6**	27.2
Add:		
Broadcast Group – Developing Channels EBITDA losses	**(3.3)**	(3.0)
EBITDA (excluding Developing Channels EBITDA losses)	**36.9**	30.2
EBITDA (Including Developing Channels EBITDA losses)	**33.6**	27.2
Add:		
Operating expenses	**25.9**	25.4
Gross profit[3] (Including Developing Channels Gross profit)	**59.5**	52.6
Less:		
Broadcast Group – Developing Channels Gross profit	**2.8**	0.7
Gross profit (excluding Developing Channels Gross profit)	**56.7**	51.9
Operating earnings (loss)	**4.3**	(0.8)
Less:		
Provision for (recovery of) income taxes on operating earnings (loss)	**1.2**	(1.0)
Net operating earnings[1]	**3.1**	0.2
Net operating earnings per share	**$0.07**	$0.01

[1]Earnings (loss) from operations before undernoted (operating earnings (loss)) is used by the Company to measure its overall operating performance on the basis that provides a meaningful year-over-year comparison of recurring operating transactions, by excluding non-recurring items such as unusual items, investment gains and foreign exchange gains. Net operating earnings (loss) represents operating

earnings (loss) after an applicable portion of income tax.

[2] EBITDA is used by the Company to measure its operating performance on a basis that provides a meaningful year-over-year comparison of its core operations, including its ability to generate cash flow to fund fixed costs. This measure therefore excludes significant non-recurring items such as unusual items, investment gains (losses) and foreign exchange gains (losses) as well as non-core operational items such as equity interest in affiliates, amortization, interest, minority interest and provision for income taxes.

[3] Gross profit is used by the Company to measure the direct operating performance of its various revenue streams prior to taking into account indirect general and administrative operating expenses.

Current Quarter Compared to Prior Year Quarter

Revenue Revenue was $170.2 million for the current quarter compared to $184.3 million for the prior year, representing a decrease of $14.1 million or 7.7%. This change in revenue is a direct result of a planned reduction of higher cost, lower margin productions.

Effective April 1, 2002, the Company's 50% share in the two French-language channels, Series+ and Historia, moved to Operating Channels from their previous Developing Channels status. The prior year's results continue to reflect their Developing Channels status at that time. The Broadcast Group – Operating Channels' revenue was $38.8 million in the current quarter compared to $32.4 million in the prior year, representing an increase of $6.4 million or 19.8%. This increase was primarily the result of the growth in advertising revenues in the Operating Channels, as the trend of increasing popularity of specialty cable channels and audience growth continued into the first quarter of fiscal 2003. Operating Channels' subscriber revenues were $19.5 million in the current quarter compared to $18.9 million in the prior year, representing an increase of $0.6 million or 3.2%. Advertising and other revenues were $19.3 million in the current quarter compared to $13.5 million in the prior year, representing an increase of $5.8 million or 43.0%. Operating Channels' advertising revenue increased by 48% compared to the previous year's period.

The Broadcast Group – Developing Channels' revenue was $4.2 million in the current quarter compared to $2.2 million in the prior year, representing an increase of $2.0 million or 90.9%. Developing Channels include the Company's digital specialty cable channels, which were launched in fiscal 2002. (See note 10 to the unaudited consolidated financial statements of the Company for a definition of Developing Channels.)

The Motion Picture Distribution Group's revenue was $72.9 million in the current quarter compared to $67.2 million in the prior year, representing an increase of $5.7 million, or 8.5%. This increase is due to increased revenue in domestic distribution and revenue growth in Momentum Pictures. Domestic distribution revenue increased by 3.2%, due to stronger video/DVD and television revenue, offset by lower theatrical revenue due to the timing of the current year slate. Video/DVD revenue in the current quarter benefited from several releases such as *The Others, Serendipity, Kate & Leopold, and I am Sam,* compared to the prior year revenue, which was driven primarily by the release of *Traffic*. Domestic distribution released 57 titles on video and 72 titles on DVD in the quarter ended June 30, 2002 compared to 41 and 47 titles, respectively, in the prior year's quarter. Television revenue varied favourably from the prior year as television sales started to benefit from the strength of the prior year slate and the demand from digital channels. Although the Motion Picture Distribution Group's theatrical revenue declined in the current quarter compared to the prior year, the Company expects strong performances from the balance of the current year's theatrical release slate, including such highly anticipated films as *The Lord of the Rings: The Two Towers, Gangs of New York* and *Chicago*. Subsequent to the end of the current quarter, the Company released *Austin Powers in Goldmember,* which, in its opening weekend became the top grossing comedy of all time, and *Spy Kids 2*. Momentum Pictures revenue increased by 42.6%, reflecting strong video sales in the current quarter from *Amelie* and *The 51st State* (*Formula 51*) and the strong theatrical performance of *Crossroads,* starring Britney Spears. Revenue from Equicap Financial Corporation declined as the Company continues to wind down this business.

The Entertainment Group's revenue was $54.0 million for the current quarter compared to $76.7 million in the prior year's quarter, representing a decrease of $22.7 million or 29.6%. The decrease in production revenue results from the intentional delivery of fewer high priced, lower margin dramas in the current quarter compared to the prior year's quarter. In the current quarter, total television series, movies-of-the-week ("MOW's") and mini-series hours delivered were 17.0, compared to 25.0 delivered in the prior year's quarter. In addition, a total of 13.5 hours were delivered under the AAC Fact label in the current quarter compared to 9.5 hours delivered in the prior year's quarter.

Other revenue, which includes revenue from SHAAELP and other corporate investments, was $0.3 million in the current quarter compared to $5.8 million in the prior year's quarter, representing a decrease of $5.5 million, reflecting changes to the matchable expenditure rules of the Income Tax Act (Canada). With respect to SHAAELP, the Company continues to expand the non-Canadian component of this business in the U.K. and abroad. For fiscal 2003, the Company expects earnings derived from Canadian sources to be significantly less than in prior years.

Gross Profit Gross profit (including the Developing Channels) was $59.5 million in the current quarter compared to $52.6 million in the prior year's quarter, representing an increase of $6.9 million or 13.1%. As a percentage of revenue, gross profit margin (including the Developing Channels) increased to 35.0% in the current quarter compared to 28.5% in the prior year's quarter. This increase in gross profit reflects an improvement across each operating group, but was primarily attributable to continued improvements in the Entertainment Group's margin.

The Broadcast Group – Operating Channels' gross profit margin increased to 58.2% in the current quarter from 55.6% in the prior year as a result of timing of programming expenditures within the broadcast year.

The Broadcast Group – Developing Channels' gross profit margin increased to 66.7% in the current quarter from 31.8% in the prior year. This reflects the growing revenues from the Company's digital channels, which were launched in fiscal 2002.

The Motion Picture Distribution Group's gross profit margin increased modestly to 24.7% in the current quarter compared to 23.8% in the prior year due to margin improvement in Momentum Pictures and Domestic Distribution resulting from a higher proportion of video/DVD sales, offset by a lower contribution from Equicap, as this business continues to wind down.

The Entertainment Group's gross profit margin increased to 29.3% in the current quarter compared to 15.8% in the prior year. This increase resulted primarily from the delivery of higher margin shows such as *CSI: Crime Scene Investigation* and a number of shows in the AAC Fact and television movie genres. This increase continues to illustrate the Company's focus on higher margin production projects as we scaled back the number of primetime drama hours produced.

Other gross profit margin, which has historically been primarily the recognition of the net revenue from SHAAELP, contributed 0.5% of the Company's total gross profit in the current quarter compared to a contribution of 11.0% in the prior year's quarter. As expected, the Company's earnings from SHAAELP have declined due to changes in the matchable expenditure rules of the Income Tax Act (Canada).

Operating Expenses Operating expenses were $25.9 million in the current quarter compared to $25.4 million in the prior year, representing a slight increase of $0.5 million, or 2.0%. The increase in operating expenses is a result of our growth initiatives, including the continued growth in Momentum Pictures and the seven new digital specialty cable channels, which had not yet been launched in the prior year's quarter. This is offset by the savings related to our Entertainment Group's restructuring, completed in the prior year.

Amortization Amortization was $7.0 million in the current quarter compared to $6.2 million in the prior year, representing an increase of $0.8 million, or 12.9%. Amortization includes development cost charges, and amortization of property and equipment and other assets. The current quarter increase is due mainly to amortization of broadcast equipment, which had been purchased for the launch of the Company's digital specialty cable channels throughout fiscal 2002.

Interest Interest was $19.3 million in the current quarter compared to $19.9 million in the prior year, representing a decrease of $0.6 million or 3.0%. The decrease is due to a lower average interest rate on our senior revolving credit facility in the current quarter.

Total interest expense is net of amounts capitalized to investment in film and television programs of $2.5 million in the current quarter compared to $5.5 million in the prior year and includes $1.3 million in the current quarter compared to $3.7 million in the prior year of amortization of interest previously capitalized to investment in film and television programs. Interest that has been capitalized and not expensed during the year is charged to interest in future periods as the related film and television programs are delivered and costs are amortized.

Income Taxes Our effective income tax rate for the current quarter was approximately 17.1% compared to a rate of 2.7% in the prior year's quarter. The significant savings between the Company's effective income tax rate and the Company's statutory income tax rate of 37.75% is achieved through the Company's international distribution tax structure, which is headquartered in Shannon, Ireland, a 10% income tax rate jurisdiction. The increase in the income tax rate in the current quarter over the prior year is due to the prior year's non-taxable gain on dilution from the Company's interest in Headline Media Group.

Operating Earnings Operating earnings for the current quarter were $4.3 million compared to an operating loss of $0.8 million in the prior year's quarter. Net operating earnings for the quarter were $3.1 million compared to $0.2 million in the prior year's quarter. On a per share diluted basis, net operating earnings were $0.07 compared to $0.01 in the prior year.

Net Earnings Net earnings for the current quarter were $9.7 million as compared to $14.2 million in the prior year's quarter. On a per share diluted basis, net earnings were $0.23 as compared to $0.42 in the prior year. Included in net earnings for the prior year's quarter was a non-taxable, non-recurring dilution gain from the Company's investment in Headline Media Group of $6.4 million. Included in the current quarter were two unusual items totaling $3.6 million.

The first unusual item totaling $0.6 million represents restructuring charges related to the Broadcast Group, whereby it reduced staffing levels by 37 fulltime positions. The second item totaling $3.0 represents a production financing non-fulfillment payment made pursuant to an agreement dated July 18, 1998 with Serendipity Point Projects Inc. ("Serendipity"). The maximum remaining non-fulfillment payments that may be paid if the Company chooses not to finance a proposed Serendipity motion picture project is $3.4 million.

On April 1, 2002, the Company retroactively adopted the recommendations of the revised CICA Handbook Section 1650, "Foreign Currency Translation" and adopted Accounting Guideline No. 13, "Hedging Relationships". The impact of the adoption on the Company's statement of earnings is to record a pre-tax foreign exchange gain of $11.0 million in the current year's quarter and $9.0 million in the prior year's quarter. Additionally, due to the required retroactive restatement, the Company has recorded a $10.2 million adjustment to opening retained earnings.

Liquidity and Capital Resources

The nature of our business is such that significant expenditures are required to produce and acquire television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. As well, launching new specialty cable channels is initially capital-intensive. This results in significant working capital requirements. Working capital, comprising cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable, deferred revenue and investment in film and television programs, net of our senior revolving credit facility, was $456.9 million at June 30, 2002 compared to $359.6 million at June 30, 2001, representing an increase of $97.5 million or 27.1%. The Company will realize on its investments in film and television programs over a longer period than the related payables.

Our operating activities are principally financed by cash flow generated from operating activities, net of investment in property and equipment. For the current quarter, these activities generated a combined cash outflow of $85.6 million as compared to a combined cash outflow of $89.4 million in the prior year's quarter. This $3.8 million decrease in cash outflow is primarily attributable to our prior year's start-up investment in property and equipment related to our new digital specialty channels.

The Company's investing activities and shortfalls in cash flow from operating activities are typically funded by the Company's $500.0 million senior revolving credit facility, $25.0 million swing line facility, or by debt or equity issuances. As at June 30, 2002, the Company had committed undrawn credit facilities of $328.4 million, excluding the outstanding letters of credit of $39.0 million.

Senior Revolving Credit Facility The senior revolving credit facility provides up to $500.0 million in borrowings bearing interest at rates ranging from the Bankers' Acceptance rate and LIBO rate plus 0.75% to plus 3.0%, and the Canadian prime rate and the U.S. base rate plus up to 1.75%. The facility is due in full in January 2006. In addition, a revolving swing line facility, due on demand, provides up to $25.0 million in borrowings bearing interest at rates noted above.

Senior Subordinated Notes The Company has outstanding an aggregate of US$300.0 million senior subordinated notes bearing interest at 13% per year that mature on December 15, 2009.

Term Loans Term loans include various mortgages payable on certain Company property, as well as industry loans and obligations under capital lease. Also included within term loans are $5.1 million of loans owing by a wholly owned subsidiary, Equicap Financial Corporation ("EFC"), under a revolving term facility. EFC uses its credit facilities to make loans to producers. Recourse is limited to EFC and the Company's interest in EFC.

Share Capital In fiscal 2002, the Company issued 8,000,000 Class B Non-Voting Shares pursuant to a public offering for gross proceeds of $138.4 million, less $9.8 million in issue costs.

On April 1, 2002, the Company prospectively adopted the recommendations of the new CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Commencing April 1, 2002, the Company began expensing all stock-based compensation and payments in accordance with the new guidelines. The impact on the current year's quarter was immaterial.

The Company has proven its success in securing a committed five-year senior revolving credit facility, and in raising debt and equity capital in the Canadian and U.S. markets. We believe that the availability of our current committed senior revolving credit facility, the operating facility, capital base and earnings from operations will be sufficient to fund the Company's operations and commitments for the foreseeable future, although there can be no assurance in this regard.

Risks and Uncertainties

The television and motion picture industries and specialty cable channel broadcasting have always involved a substantial degree of risk. There can be no assurance of the economic success of any motion picture, television program or specialty cable channel as revenue derived depends on audience acceptance, which cannot be accurately predicted. Audience acceptance is a factor not only of the response to the television program's or motion picture's artistic components or the specialty television channel's content, but also to the reviews of critics, promotions, the quality and acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly and many of which are beyond our control. The lack of audience acceptance for our television programs, motion pictures or specialty television channels could have an adverse impact on our businesses, results of operations, prospects and financial condition.

In addition, television and motion picture production and distribution costs, as well as our Broadcasting Group's programming costs, continue to rise. Our businesses may also be impacted by prevailing advertising rates, which are subject to fluctuation. A substantial portion of our Broadcast Group's revenue is from advertising sales. We compete for advertising sales with other television channels, radio and print media. Our inability to generate advertising revenue could adversely impact our operating results, prospects or financial condition. Specialty television channel operators rely on fees from subscribers, which are shared with cable and DTH operators, to provide a substantial portion of their revenue while they build an audience and advertising support. The subscriber penetrations, and therefore subscriber revenues, of any particular specialty cable channel can be affected by the attractiveness of the packaging scenarios presented to subscribers by the cable and DTH operators.

Generally, television programs are produced under contracts that provide for licence fee revenue that may not cover all anticipated production costs. The "gap" or production deficit between these fees and production costs can be substantial. The ability to recover the production deficit and the realization of profits, if any, are generally dependent upon the ability to distribute the programs in multiple geographic regions, including international markets, or through multiple distribution channels. There is a risk that some or all of our television and motion picture projects or specialty television channels will not be successful, which could result in a failure to recoup costs or realize profits. We cannot be certain that revenue from existing or future projects would replace a possible loss of revenue associated with the cancellation of any particular project or poor results of any particular specialty television channel.

The production, completion and distribution of television programs and motion pictures require a significant amount of capital. There are substantial financial risks relating to the production, completion and release of future television programs and motion pictures. Actual television program and motion picture costs may exceed their budgets. Factors such as labor disputes, death or disability of a star performer, technology changes relating to special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or hamper completion of a production. Although we generally complete our productions within budget, we cannot be certain that we will continue to do so. On certain productions we maintain insurance policies ("completion bonds") covering certain of these risks and we intend to continue such practices. We cannot be certain that any cost overruns will be adequately covered or that such completion bonds will be available or continue to be available on terms acceptable to us or that we will obtain completion bonds in every case. In the event of substantial budget overruns we may have to seek additional financing from outside sources in order to complete production of a project. We cannot be certain of the availability of such financing or that such financing will be available on terms acceptable to us. In addition, in the event of substantial budget overruns, we cannot be certain that we will be able to recoup such costs. Failure to recoup any of these costs could have an adverse impact on our businesses, results of operations, prospects and financial condition.

Our specialty cable channels are regulated by the Canadian Radiotelevision and Telecommunications Commission ("CRTC"), which grants and renews licences. Our CRTC broadcasting licences must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. Our inability to renew any of our licences on favorable terms, or at all, would have an adverse impact on our results of operations, prospects or financial condition. Changes in the regulations governing our specialty television channels, including decisions by regulators affecting our broadcast operations, such as the granting or renewal of licences or the granting of additional broadcast licences to our competitors, or the introduction of new regulations by regulators, could adversely impact our operating results, prospects or financial condition.

A significant portion of our revenue and expenses are in currencies other than Canadian dollars and, therefore, are subject to fluctuations in exchange rates. Approximately 36% of our revenues for the current quarter were derived from our foreign customers, the majority of which were paid in U.S. dollars. Exchange rates may vary substantially and have an adverse impact on our results of operations, prospects or financial condition.

As part of our business strategy, we intend to continue expansion of our non-Canadian distribution activities and, therefore, will continue to earn a substantial portion of our revenue from outside of Canada. Our ability to maintain or expand our international business, as well as our ability to contract upon favorable terms with international broadcasters, distributors and other licencees, and conduct foreign production activities depends, in part, on local economic conditions, currency fluctuations, local changes in regulatory requirements, compliance with a variety of foreign laws and regulations, inflation, interest rates and cultural barriers and preferences. As a result, we cannot be certain that our international operations will continue to be successful.

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its senior revolving credit facility. The exposure to floating rate debt has been mitigated by the Company's fixed rate senior subordinated notes. The senior subordinated notes are U.S. dollar denominated. The Company is authorized to enter into currency conversion and interest rate conversion agreements ("swaps") to manage the interest rate and foreign currency risk associated with its debt. The Company does not engage in any speculative trading program.

The Company has prepared its financial statements in accordance with SOP 00-2, which requires that we amortize television and motion picture costs of production and acquisition using the individual film forecast method under which such costs are amortized for each film or television program in the ratio of revenue earned in the current period for such title to management's estimate of the total revenue to be realized from all media and markets for that title. Management regularly review and revise when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write down of the film or television asset to net recoverable amount. Results of operations in future years are dependent upon the amortization of our film and television costs and may be significantly affected by periodic adjustments in amortization rates. The likelihood of our reporting losses is increased because this accounting method requires the immediate recognition of the entire loss in instances where it is expected that a motion picture or television program will not recover our investment in such production or acquisition. On the other hand, the profit of a successful motion picture or television program must be deferred and recognized over the entire revenue stream generated by the individual picture or television program, not exceeding 10 years. As a result, our financial results fluctuate from period to period. Estimated total production and acquisition costs for an individual motion picture or television program are amortized in the proportion that revenue relate to management's estimate of the total revenue in the forecast period, not exceeding 10 years, expected to be received from such motion picture or television program. As a result, if revenue estimates change with respect to a motion picture or television program, we may be required to write down all or a portion of the unamortized costs of such motion picture or television program. We cannot be certain that a write down will not have a significant impact on our results of operations, prospects or financial condition.

EXHIBIT B

posting of the letter of credit will be paid by the Corporation. The letter of credit has not been posted as of the date hereof but will be required to be in place prior to April, 2003.

The Corporation agreed to provide a standby loan facility of up to approximately $750,000 for each of the Alliance Atlantis Principals to assist with the payment of interest on loans made by a Canadian chartered bank to them related to purchases of shares of the Corporation. To date, no advances have been made under the facility. The standby loan facility may be drawn by a Principal only if required to meet his interest obligation, is secured by a second charge over shares of the Corporation owned by him, may be offset against salary and bonus amounts due to him from time to time and matures on September 1, 2003 and will not be renewed or extended beyond such date.

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Name and Principal Position	Involvement of Corporation or Subsidiary	Largest Amount Outstanding During Fiscal 2002 ($)	Amount Outstanding as at August 15, 2002 ($)	Security for Indebtedness
Michael I.M. MacMillan Chairman of the Board and Chief Executive Officer	Corporation	1,842,379	1,877,100	Common shares
Peter A. Sussman CEO, Entertainment Group	Corporation	327,605	333,582	Common shares

COMPOSITION OF THE GOVERNANCE COMMITTEE

The following individuals served as the members of the Human Resources and Corporate Governance Committee of the Board of Directors of the Corporation (the "Governance Committee") from April 1, 2001 to March 31, 2002:

Barry J. Reiter (Chair), Pierre DesRoches, Harold P. Gordon and Allen Karp

None of the current members of the Governance Committee is an officer, employee or former officer or employee of the Corporation or any of its affiliates or is eligible to participate in the Corporation's executive compensation program.

REPORT ON EXECUTIVE COMPENSATION

Philosophy

The Corporation's Board of Directors and officers are committed to the concept of building value for shareholders. Competing with the best entertainment companies in the world, in particular those in the United States, the Corporation requires the services of highly skilled executives whose services are in great demand in this industry. To ensure that it is able to attract and keep such executives, the Corporation maintains a compensation structure, with incentives, commensurate with industry standards.

The Corporation's executive compensation program has the following objectives:

- to attract, retain and motivate qualified executives;
- to provide incentives to executives to maximize productivity and enhance enterprise value by aligning the interests of the executives with those of the shareholders;
- to foster teamwork and entrepreneurial spirit;
- to establish a direct link between all elements of compensation and the performance of the Corporation, its subsidiaries and individual performance; and
- to integrate compensation incentives with the development and successful execution of strategic and operating plans.

The compensation benefits program consists of a base salary, health benefits package, a short-term incentive program consisting of a bonus plan and a long-term incentive program in the form of stock options.

The base salary is designed to be competitive and is adjusted for the realities of the market to meet the objectives of the executive compensation program. Most executive officers of the Corporation have entered into employment contracts with the Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2002

ALLIANCE ATLANTIS COMMUNICATIONS INC.

Paul Laberge
Senior Vice-President Corporate Development and General Counsel